UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2015. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission on March 31, 2014, as amended.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2015. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on April 30, 2015.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the two six-month periods ended June 30, 2014 and 2015, respectively.  The selected consolidated income statement and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2014 and 2015 presented here below in this report and should be read in their entirety.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
	2014	2015
Income Statement Data
Voyage revenues	20,048,813	18,474,782
Related party revenue	120,000	120,000
Commissions	(1,030,826)	(1,044,290)
Voyage expenses	(1,138,951)	(918,433)
Vessel operating expenses	(12,036,879)	(13,384,584)
Drydocking expenses	(1,372,211)	(989,309)
Management fees	(2,430,598)	(2,122,035)
Vessel depreciation	(5,825,417)	(5,780,952)
Other general and administration expenses	(1,978,792)	(1,712,085)
Operating loss	(5,644,861)	(7,356,906)
Total other expenses, net	(1,585,319)	(1,349,279)
Net loss	(7,230,180)	(8,706,185)
Dividend Series B Preferred Shares	(651,416)	(808,524)
Net loss available to common shareholders	(7,881,596)	(9,514,709)
Other Financial Data
Net cash provided by / (used in) operating activities	2,930,071	(795,005)
Net cash used in investing activities	(33,362,542)	(4,239,072)
Net cash provided by / (used in) financing activities	57,417,143	(4,709,582)
Loss per share attributable to common shareholders, basic and diluted[1]	(1.50)	(1.64)
Weighted average number of shares outstanding during period, basic and diluted[1]	5,244,685	5,784,025
Balance Sheet Data	December 31, 2014	June 30, 2015
Total current assets	30,847,380	19,762,995
Vessels, net	111,150,227	105,369,275
Advances for vessels under construction	15,687,490	22,428,693
Investment in joint venture	18,674,094	17,718,554
Other non-current assets	14,219,421	12,622,343
Total Assets	190,578,612	177,901,860
Current liabilities	25,190,229	24,291,044
Long term liabilities	34,745,779	31,452,328
Total liabilities	59,936,008	55,743,372
Mezzanine Equity	30,440,100	31,248,624
Total shareholders' equity	100,202,504	90,909,864

1 Gives effect to the 1-for-10 reverse stock split effected on July 22, 2015.

	Six Months Ended June 30,
	2014	2015
Other Fleet Data (1)
Number of vessels	14.20	15.00
Calendar days	2,570	2,715
Available days	2,506	2,668
Voyage days	2,493	2,573
Utilization Rate (percent)	99.5%	96.4%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,585	6,823
Vessel Operating Expenses	4,681	4,929
Management Fees	946	782
G&A Expenses	771	631
Total Operating Expenses excluding drydocking expenses	6,398	6,342
Drydocking expenses	525	365

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2014 ("Item 5A-Operating Results.") filed on April 30, 2015.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Six Months Ended June 30,
	2014	2015
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	20,048,813	18,474,782
Voyage expenses	(1,138,951)	(918,433)
Time Charter Equivalent or TCE Revenues	18,909,862	17,556,349
Voyage days(1)	2,493	2,573
Average TCE rate	7,585	6,823

Six months ended June 30, 2015 compared to six months ended June 30, 2014.
Voyage revenues. Voyage revenues for the six month period ended June 30, 2015 were $18.47 million, down 7.9% compared to the same period in 2014 during which voyage revenues amounted to $20.05 million. This decrease was due to the lower time-charter equivalent ("TCE") rate during the period as compared to the same period of 2014. TCE is a measure of the average daily revenue performance of a vessel while being employed and earning revenue. An average of 15.0 vessels operated in the six months of 2015 for a total of 2,715 ownership days against an average of 14.2 vessels during the same period in 2014 or 2,570 ownership days, a 5.6% increase.  The total number of days our vessels earned revenue increased by 3.2% to 2,573 days in the first six months of 2015 from 2,493 days in the same period in 2014. While employed, our vessels generated a TCE rate of $6,823 per day per vessel in the first half of 2015 compared to $7,585 per day per vessel for the same period in 2014 (see calculation in table above).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter and the TCE rate earned by our vessels employed in the spot market or in market-indexed linked contracts which is influenced by market developments.  Market charter rates in the six months of 2014 were lower for our drybulk vessels and higher for our containership vessels compared to the first six months of 2014 which was reflected in the average earnings our ships earned. We had 47.08 scheduled offhire days, including drydocking and laid-up time, 91.14 commercial offhire and 3.62 operational offhire days in the first six months of 2015 compared to 64.25 scheduled offhire days for drydocking, 6.67 commercial offhire days and 5.94 operational offhire days in the first six months of 2014.

Related party revenue. Related party revenues reflect $0.12 million received from Euromar LLC, a joint venture of Euroseas, for administration services for the six month period ended June 30, 2015 unchanged as compared to the same period of 2014.
Commissions. Commissions for the six month period ended June 30, 2015 were $1.04 million. At 5.7% of voyage revenues, commissions were higher than in the same period of 2014 during which they accounted for 5.1% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2015 were $0.92 million and related to expenses for certain voyage charters, compared to $1.14 million for the same period of 2014. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing without a contract. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small percentage (5.0% and 5.7% during the first half of 2015 and 2014, respectively) of voyage revenues and are mainly incurred while our vessels are repositioned between time charter contracts and while our vessels are under voyage charters.
Vessel operating expenses. Vessel operating expenses excluding management fees were $13.38 million during the first half of 2015 compared to $12.04 million for the same period of 2014.  Daily vessel operating expenses excluding management fees per vessel increased between the two periods to $4,929 per day per vessel in the first six months of 2015 compared to $4,681 per day during the same period of 2014, a 5.3% increase, reflecting mainly certain cost increases like higher crew wages costs.
Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first six months of 2015, Eurobulk charged us 685 Euros per day per vessel totalling $2.12 million for the period, or $781.6 per day per vessel. In the same period of 2014, management fees amounted to $2.43 million, or $945.8 per day per vessel based on the daily rate per vessel of 685 Euros.  The decline in the total management fess during the first six months of 2015 as compared to the same period of 2014 is primarily due to the lower USD/Euro exchange rate for the respective period of 2015.
Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2015, we had a total of $1.71 million of general and administrative expenses as compared to $1.98 million in same period of 2014. The 2015 figure includes lower incentive compensation costs due to a lower share price as compared to the same period of 2014.
Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or in some cases an in-water survey in lieu of a drydocking. In the first half of 2015, we had three vessels completing their in-water surveys (in lieu of drydock) and one vessel completing its drydock for an expense of $0.99 million. During the first half of 2014, we had three vessels completing their dry-docking, for which we incurred $1.37 million of expenses.
Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2015 was $5.78 million. Comparatively, vessel depreciation for the same period in 2014 amounted to $5.83 million. Vessel depreciation in the first six months of 2015 was lower compared to the same period of 2014 mainly due to the impairment booked in December 31, 2014 for the vessel "M/V Aristides N.P.", the impairment reduced the vessel's book value and thus the depreciation costs of the vessel for its remaining useful life.
Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2015 were $0.85 million. Comparatively, during the same period in 2014, interest and finance costs amounted to $0.96 million. The difference is primarily due to the imputed interest calculated in the value of our new-building vessels, booked against interest expense,  in the first half of 2015 as compared to the same period in 2014. The average LIBOR rate on our debt as of June 30, 2015 was 0.25% and the average margin over LIBOR was 4.47% for a total interest rate of 4.72% as compared to an average LIBOR rate on June 30, 2014 of 0.17% and an average margin over LIBOR of 4.18% for a total interest rate of 4.35%.
Interest income. Interest income for the six month period ended June 30, 2015 was $0.02 million compared to $0.26 million for the same period of 2014. The difference is primarily due to the lower cash balances held during the first six months of 2015 compared to the same period of 2014.
Derivatives gains (losses), net. In the first six months of 2015, we had a total derivative loss of $0.17 million from three interest rate swap contracts which consisted of a realized loss of $0.13 million and an unrealized loss of $0.04 million from the interest rate swaps.  For the same period of 2014, we had a total net derivative loss of $0.1 million from three interest rate swap contracts which consisted of a realized loss of $0.44 million and an unrealized gain of $0.34 million from the interest rate swap. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts.
Loss in joint venture. Our share of the losses of our joint venture, Euromar LLC, was $0.96 million in the first half of 2015 compared to a loss of $1.26 in the comparative period of 2014 as the revenues of Euromar LLC were influenced by the higher charter rates its vessels earned as compared to the same period of 2014.
Net loss and net loss attributable to common shareholders. As a result of the above, net loss for the six months ended on June 30, 2015 was $8.70 million compared to $7.23 million for the same period in 2014. After payment of dividends of $0.81 million to our Series B Preferred Shares, the net loss attributable to common shareholders amounted to $9.51 million for the six months ended June 31,2015 compared to a loss of $7.88 million for the same period of 2014 after payment of dividends of $0.65 million to our Series B Preferred Shares.

Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures over the next twelve months.
Cash Flows
As of June 30, 2015, we had a cash balance of $15.67 million, funds due to a related company of $0.56 million and cash in restricted retention accounts of $5.5 million. Amounts due to such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset.  Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital deficit of $4.53 million as of June 30, 2015.
We have under construction four bulk carriers with a total contracted amount remaining to be paid of $95.60 million with $75.60 million payable over the next twelve months and the remaining in the fourth quarter of 2016.  We expect to finance our working capital deficit and our capital commitments for our vessels under construction from cash flow from operations, long term borrowings and equity offerings. In fact, in September 2015, we raised $10.55 million or, about $10.25 million after expenses, from our shareholders rights offering. Furthermore, we have arranged delivery financing amounting to 62.5% and 65% of their market value at delivery, respectively, for our two Ultramax vessels under construction. We intend to arrange for similar amount of debt financing for the third vessel, a Kamsarmax, that we expect to take delivery of during the next twelve months. In addition, to the extent these sources of funds are not sufficient, we could take actions to reduce the amounts due, defer timing of payment or raise additional funds. These potential actions include, but are not limited to, the sale of vessels, the refinancing of loan balloon payments, the deferral of payments on newbuild contracts or the sale of a newbuild contract. As these sources of financing are not legally committed and the actions we could take are not entirely in our control, it raises an uncertainty related to our ability to fund the obligations that come due within the next twelve months. This uncertainty raises a substantial doubt about our ability to continue as a going concern. However, we believe we will have adequate funding through the sources described above and accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months.
Net cash from operating activities.
Our cash flow from operations represents the net amount of cash, after expenses, generated by chartering our vessels. Our net cash used in operating activities for the six months ended June 30, 2015 was $0.8 million. Net loss for the period was $8.7 million, which was decreased by $5.78 million of depreciation, $1.4 million from changes in operating assets and liabilities and $0.96 million from loss on our investment in a joint venture, amongst other adjustments. During the same period of 2014, net cash flow provided by operating activities was $2.93 million based on a net loss of $7.23 million decreased by $5.83 million of depreciation, $3.54 million from changes in operating assets and liabilities and $1.26 million from a loss on our investment in a joint venture amongst other adjustments.
Net cash from investing activities.
In the first six months of 2015, we spent $6.74 million in advances for our vessels under construction. We had approximately a $3.20 million release and $0.70 million increase of restricted funds for net of $2.50 million release, for total funds used in investment activities of $4.24 million. In the same period of 2014, we had a $33.23 million invested in the acquisition of a vessel, M/V Eirini P and advances for our vessels under construction. We had $0.30 million increase of restricted funds and $0.17 million of funds released from retention accounts for approximately $0.13 million additional restricted funds for total funds used in investment activities of $33.36 million.
Net cash from financing activities.
In the first half of 2015, net cash used in  financing activities amounted to $4.71 million. These funds consisted primarily of $9.44 million of loan repayments, $5.0 million proceeds from a long term debt, $0.25 million loan fees paid and $0.03 million of offering expenses paid. In the same period of 2014, net cash provided by financing activities amounted to $57.42 million. These funds consisted primarily of $14.55 million of proceeds from common stock, $29.7 million of proceeds from issuance of preferred stocks, $23.3 million proceeds from long term debt, $9.51 million of loan repayments, $0.26 million loan fees paid and $0.37 million of offering expenses paid.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of June 30, 2015, our long term debt comprised of ten outstanding loans with a combined outstanding balance of $49.82 million. These loans have maturity dates between 2015 and 2018. A description of our loans as of June 30, 2015 is provided in Note 6 to our attached unaudited interim condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $18.56 million of the above debt.  We were in compliance with our loan agreement covenants as of June 30, 2015.
     We have partly hedged our interest rate exposure and entered into three interest rate swap agreements for a notional amount of $30 million which expire between January 21, 2016 and May 28, 2019.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2014	June 30, 2015
Assets
Current assets
Cash and cash equivalents		25,411,420	15,667,761
Trade accounts receivable, net		2,189,986	1,204,115
Other receivables		844,720	679,497
Inventories		1,758,930	1,463,280
Restricted cash	6	294,093	291,962
Prepaid expenses		348,231	456,380
Total current assets		30,847,380	19,762,995

Fixed assets
Vessels, net	4	111,150,227	105,369,275
Advances for vessels under construction	3	15,687,490	22,428,693
Long-term assets
Restricted cash	6	7,700,000	5,200,000
Deferred charges, net		335,621	673,293
Other investments	10, 11	6,183,800	6,749,050
Investment in joint venture	11	18,674,094	17,718,554
Total long-term assets		159,731,232	158,138,865
Total assets		190,578,612	177,901,860

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	6	19,512,000	18,556,000
Trade accounts payable and accrued expenses		3,430,780	4,298,698
Deferred revenues		803,649	730,889
Due to related company	5	1,145,808	558,069
Derivatives	10	297,992	147,388
Total current liabilities		25,190,229	24,291,044

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2014	June 30, 2015

Long-term liabilities
Long-term debt, net of current portion	6	34,745,000	31,265,000
Derivatives	10	779	187,328
Total long-term liabilities		34,745,779	31,452,328
Total liabilities		59,936,008	55,743,372

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (redemption of $32,140,100 and $32,948,624, respectively)		30,440,100	31,248,624
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,715,731 and 5,784,025 issued and outstanding as adjusted for 1-for-10 reverse stock split effected on July 22, 2015)		171,472	173,521
Additional paid-in capital as adjusted for 1-for-10 reverse stock split as effected on July 22, 2015		268,374,336	268,594,356
Accumulated deficit		(168,343,304)	(177,858,013)
Total shareholders' equity		100,202,504	90,909,864
Total liabilities and shareholders' equity		190,578,612	177,901,860

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2014	2015
Revenues
Voyage revenue		20,048,813	18,474,782
Related party revenue	5	120,000	120,000
Commissions		(1,030,826)	(1,044,290)
Net revenue		19,137,987	17,550,492

Operating expenses
Voyage expenses		1,138,951	918,433
Vessel operating expenses		12,036,879	13,384,584
Drydocking expenses		1,372,211	989,309
Vessel depreciation	4	5,825,417	5,780,952
Management fees	5	2,430,598	2,122,035
Other general and administrative expenses		1,978,792	1,712,085
Total operating expenses		24,782,848	24,907,398

Operating loss		(5,644,861)	(7,356,906)

Other income/(expenses)
Interest and other financing costs	6	(957,923)	(849,384)
Loss on derivatives, net	10	(95,865)	(165,272)
Other investment income	11	475,000	565,250
Foreign exchange gain		404	33,462
Interest income		255,269	22,205
Other expenses, net		(323,115)	(393,739)
Equity loss in joint venture		(1,262,204)	(955,540)
Net loss		(7,230,180)	(8,706,185)
Dividend Series B Preferred shares		(651,416)	(808,524)
Earnings / Net loss available to common shareholders	9	(7,881,596)	(9,514,709)
Loss per share, basic and diluted		(1.50)	(1.64)
Weighted average number of shares outstanding, basic & diluted	9	5,244,685	5,784,025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2014	4,572,325	137,170	253,549,211	(148,984,299)	104,702,082
Net loss attributable to common shareholders				(7,881,596)	(7,881,596)
Share-based compensation	-	-	286,468	-	286,468
Issuance of shares from private placement, net of issuance costs	1,116,487	33,495	14,266,505	-	14,400,000
Balance, June 30, 2014	5,688,812	170,665	268,202,184	(156,865,895)	111,506,954
Balance, January 1, 2015	5,715,731	171,472	268,374,336	(168,343,304)	100,202,504
Net loss			(9,514,709)	(9,514,709)
Share-based compensation	67,500	2,025	220,044	-	222,069
New shares due to rounding, reverse stock- split	794	24	(24)	-	-
Balance, June 30, 2015	5,784,025	173,521	268,594,356	(177,858,013)	90,909,864

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2014	2015
Cash flows from operating activities:
Net loss	(7,230,180)	(8,706,185)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation of vessels	5,825,417	5,780,952
Amortization of deferred charges	61,978	75,052
Loss in investment in joint venture	1,262,204	955,540
Share-based compensation	286,468	222,068
Unrealized (gain)/loss on derivatives	(341,902)	35,945
Other investment income accrued	(475,000)	(565,250)
Changes in operating assets and liabilities	3,541,086	1,406,873
Net cash provided by/ (used in) operating activities	2,930,071	(795,005)

Cash flows from investing activities:
Vessel acquisition and advances for vessels under construction	(33,230,898)	(6,741,203)
Increase in restricted cash	(300,000)	(700,000)
Release of restricted cash	168,356	3,202,131
Net cash used in investing activities	(33,362,542)	(4,239,072)
Cash flows from financing activities:
Proceeds from issuance of common stocks, net	14,550,000	-
Proceeds from issuance of preferred stocks, net	29,700,000	-
Loan fees paid	(260,000)	(245,300)
Offering expenses paid	(366,857)	(28,282)
Proceeds from long-term debt	23,300,000	5,000,000
Repayment of long-term debts	(9,506,000)	(9,436,000)
Net cash provided by / (used in) financing activities	57,417,143	(4,709,582)
Net increase / (decrease) in cash and cash equivalents	26,984,672	(9,743,659)
Cash and cash equivalents at beginning of period	11,400,237	25,411,420
Cash and cash equivalents at end of period	38,384,909	15,667,761

Supplemental cash flow information
Cash paid for interest	869,352	691,653
Non cash financing and investing activities
"Payment – in – kind" dividends	651,416	808,524

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company") is engaged in the ocean transportation of drybulk commodities and containers through ownership and operation of drybulk vessels and containerships.

The operations of the vessels are managed by Eurobulk Ltd. (the "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholder of Friends Investment Company Inc., which owns 28% of the Company's shares as of June 30, 2015.

The Management Company has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; it provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 5).

As of June 30, 2015, the Company intends to finance a working capital deficit of $4.53 million and capital commitments of $11.26 million in the remainder of 2015, $64.22 million in the first half of 2016 and $20.12 million in the fourth quarter of 2016 for its newbuilding program from cash flow from operations, long term borrowings (see Note 9 for loan agreements for the financing of the 2 of the newbuilding vessels, the ultramax bulkers) and equity offerings (see Note 12 for funds raised from shareholders' rights offering in September 2015). In addition, to the extend these sources of funds are not sufficient, the Company could take actions to reduce the amounts due, defer timing of payment or raise additional funds. These potential actions include, but are not limited to, the sale of vessels, the refinancing of loan balloon payments, the deferral of payments on newbuild contracts or the sale of a newbuild contract. As these sources of financing are not legally committed and the actions the Company could take are not entirely in the Company's control, it raises an uncertainty related to the Company's ability to fund the obligations that come due within the next twelve months. This uncertainty raises a substantial doubt about our ability to continue as a going concern. However, the Company believes it will have adequate funding through the sources described above and accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd. and its wholly owned vessel owning subsidiaries, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 included in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2015. On July 22, 2015, the Company effected a 1-for-10 reverse stock split. The par value of each share of the Company's common stock remained the same ($0.03), and as a result of the reverse split, the Share and Paid-in Capital of the Company were adjusted accordingly.  Specifically, the number of shares issued and outstanding was reduced from 57,832,313 to 5,784,025 and the share capital of the Company was reduced by $1,561,449, from $1,734,970 to $173,521, with a corresponding increase to the paid-in capital. The financial statements presented herein give retroactive effect to the reverse split for the periods presented. The reverse stock split was undertaken with the objective of meeting the minimum $1.00 per share requirement for listing the Company's common stock on the Nasdaq Capital Market.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2015 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014. There have been no changes to the Company's significant accounting policies.

Recent accounting pronouncements

On July 11, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2015-11, "Simplifying the Measurement of Inventory", which outlines that an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This standard is effective for public entities with reporting periods beginning after December 15, 2016. The amendments in this update should be applied prospectively with earlier application permitted as of beginning of an interim or annual reporting period. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

On August 27, 2014, the FASB issued ASU No 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern," which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its unaudited condensed consolidated financial statements and related disclosures.

On May 28, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

3.	Advances for Vessels under Construction

As of June 30, 2015 the amount of the advances for vessels under construction amounts to $22,428,693 and mainly represents progress payments according to the agreement entered into with the shipyard as well as legal and other costs related to the construction.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2015	140,389,916	(29,239,689)	111,150,227
Depreciation for the period	-	(5,780,952)	(5,780,952)
Balance, June 30, 2015	140,389,916	(35,020,641)	105,369,275

All vessels as of June 30, 2015 are used as collateral under the Company's loan agreements (see Note 6).

5.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for 2014 and Euro 685 for 2015 under the Company's Master Management Agreement (see below).   Vessel   management   fees paid to the Management Company amounted to $2,430,598 and $2,122,035 in the six-month periods ended June 30, 2014 and 2015, respectively.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the six months ended June 30, 2014 and June 30, 2015, compensation paid to the Management Company for such additional services to the Company was $1,000,000. This amount is included in the general and administration expenses.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2014 the amount due to related company was $1,145,808. For the six months ended June 30, 2015, the amount due to related companies was $558,069. Based on the master management agreement between the Company and the Management Company, an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be paid in advance at the beginning of each quarter to the Management Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues.  Commission on vessel acquisitions amounted to $204,500 and $0 during the six months period ended June 30, 2014 and 2015, respectively. Commissions to Eurochart S.A. for chartering services was $247,554 and $230,935 for the six-month periods ended June 30, 2014 and 2015, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar in the first half of 2014 were $70,203 and $112,428, respectively. In the first half of 2015, total fees charged by Sentinel and Technomar were $70,203 and $90,180, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Related party revenue amounting to $120,000 for the six-month periods ended June 30, 2014 and 2015 relates to fees received from Euromar LLC,  a joint venture of the Company (see below Note 11), for vessel management and various administrative services. Vessel management services are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.	Long-Term Debt

Long-term debt represents bank loans of the Company. Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended December 31, 2014 included in the Company's annual report on Form 20-F.  Outstanding long-term debt as of December 31, 2014 and June 30, 2015 is as follows:

Borrower	December 31, 2014	June 30, 2015
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	4,200,000	3,800,000
Manolis Shipping Ltd.	5,200,000	5,000,000
Saf Concord Shipping Ltd.	4,250,000	3,750,000
Pantelis Shipping Corp.	6,240,000	5,680,000
Aggeliki Shipping Ltd.	3,652,000	3,046,000
Noumea Shipping Ltd.	9,240,000	8,520,000
Eirini Shipping Ltd. / Eleni Shipping Ltd.	14,600,000	13,900,000
Euroseas Ltd.	6,875,000	6,125,000
	54,257,000	49,821,000
Less: Current portion	(19,512,000)	(18,556,000)
Long-term portion	$34,745,000	$31,265,000

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2015	$10,576,000
2016	17,570,000
2017	8,775,000
2018	3,900,000
Thereafter	9,000,000
Total	$49,821,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.            Long-Term Debt - continued

 The Company's loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a personal guarantee of one shareholder.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $7,994,093 and $5,491,962 as of December 31, 2014 and June 30, 2015, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. The Company is currently satisfying all the debt covenants.

Interest expense including loan fee amortization net of imputed interest for the six-month periods ended June 30, 2014 and 2015 amounted to $957,923 and $849,384, respectively.  There was no imputed interest for the six-month periods ended June 30, 2014 while there was $243,398 of imputed interest for the six-month period ended June 30, 2015.  At June 30, 2015, LIBOR for the Company's loans was on average approximately 0.25% per year, the average interest rate margin over LIBOR on our debt was approximately 4.47% per year for a total average interest rate of approximately 4.71% per year.

In January 2015, the Company signed a term loan facility of up to the maximum of $19.95 million or 70% of the vessel's market value upon delivery if the ship is under an Approved Charter (lesser of) or 65% of the vessel's market value upon delivery if the vessel is charter free. The facility will be used to partly finance the construction cost of Hull No DY 160 and will be repaid over 5 years following the delivery of the vessel. Hull No DY 160 will serve as collateral to the loan. Furthermore, in March 2015, the Company signed a term loan facility of up to the maximum of $19.00 million or 62.5% of the vessel's market value upon delivery (lesser of). The facility will be used to partly finance the construction cost of Hull No DY 161 and will be repaid over 4 years following the delivery of the vessel. Hull No DY 161 will serve as collateral to the loan.

7.	Commitments and Contingencies

(a)	There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the unaudited condensed consolidated results of operations, financial position and cash flows.
(b)	There is no future minimum long-term time charter revenue based on non-cancelable time charter contracts as of June 30, 2015.
(c)	As of June 30, 2015, the Company had under construction four bulk carriers with a total contracted amount remaining to be paid of $95.61 million with $11.26 million payable in 2015 and $84.35 million in 2016.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Stock Incentive Plan

A summary of the status of the Company's unvested shares as of January 1, 2015, and changes during the six month period ended June 30, 2015, are presented below:
Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2015	67,500	1.06
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2015	67,500	1.06

As of June 30, 2015, there was $286,323 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  The unvested compensation expense is based on the closing stock price of $0.76 on June 30, 2015 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.80 years. The share based compensation recognized relating to the unvested shares was $222,069 for the six month periods ending June 30, 2015 (June 30, 2014: $286,468) and is included in general and administrative expenses.

9.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the six months ended June 30,
	2014	2015

Net loss attributable to common shareholders'	(7,881,596)	(9,514,709)

Weighted average common shares – Outstanding	5,244,685	5,784,025
Basic and diluted loss per share	(1.50)	(1.64)

The Company excluded the effect of 66,225 unvested incentive award shares as of June 30, 2014 as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.            Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps, and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this Note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Unaudited condensed consolidated statements of operations." As of December 31, 2014 and June 30, 2015, the Company had three open swap contracts.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2014 and June 30, 2015, there were no customers with trade accounts receivable accounting for more than 10% of the customer's hire revenues in each respective period.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2014 and June 30, 2015, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term borrowings approximates $47.7 million as of June 30, 2015 or approximately $2.1 million less than its carrying value of $49.8 million. The fair value of the long term borrowing is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counterparties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.            Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$298,771	-	$298,771	-

	Fair Value Measurement at Reporting Date Using
	Total, June 30, 2015	(Level 1)	(Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$334,716	-	$334,716	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.            Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014	June 30, 2015
Interest rate contracts	Current liabilities - Derivatives	297,992	147,388
Interest rate contracts	Long-term liabilities - Derivatives	779	187,328
Total derivative liabilities		298,771	334,716

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Interest rate – Fair value	Loss on derivatives, net	341,902	(35,945)
Interest rate contracts - Realized loss	Loss on derivatives net	(437,767)	(129,327)
Total loss on derivatives		(95,865)	(165,272)

The fair value of the Company's "Other investment" approximates its carrying value (see Note 11 – "Investment in Joint Venture and Other Investment") and is considered a Level 3 item.

The key input that determines the fair value of the Company's "Other investment" is the required rate of return for preferred equity investments in investment opportunities of similar risk which is not observable and hence is considered a level 3 item.  The Company considers the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitors market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it uses in its fair value measurement. As of June 30, 2015, the Company did not identify indications that would require changes in the required rate of return.

Quantitative Information about Level 3 Fair Value Measurements
	Other investment	Valuation Technique	Unobservable Input	Value
Fair Value at December 31, 2014	6,183,800	Discounted cash flow	Rate of return	19%
Fair Value at June 30, 2015	6,749,050	Discounted cash flow	Rate of return	19%

The fair value of the Company's "Other investment" is sensitive to the required rate of return used to estimate the present value of its investment using the discounted cash flow approach. If the required rate of return increases or decreases, the fair value of the Company's "Other investment" will decrease or increase, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.	Investment in joint venture and Other Investment

As of June 30, 2015, the Company has invested in Euromar LLC, its joint venture with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") an aggregated $25.00 million, which represents its entire capital commitment.  The Company accounts for its investment in the Joint Venture using the equity method of accounting. The Company's share of the results of operations of the Joint Venture is included in the "Unaudited condensed consolidated statements of operations" as "Equity loss in joint venture". The Company's investment in the Joint Venture is recorded in the "Unaudited condensed consolidated balance sheets" at its book value which was $18,674,094 as of December 31, 2014 and $17,718,554 as of June 30, 2015.

On October 15, 2013, Euroseas entered into a Contribution Agreement with Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP (companies managed by Eton Park and Rhône), to deposit an amount of $5,000,000 ( the "Escrowed Funds")into an escrow account controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC within two years. Upon distribution of the Escrowed Funds, Euromar LLC will issue for the account of the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. After five years, any undistributed Escrowed Funds are returned to the Company but Preferred Units are issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded an accrued dividend income of $987,604 for the year ended December 31, 2014 and $565,250 for period ended June 30, 2015. This amount is recorded in the "Unaudited condensed consolidated statements of operations" as "Other Investment Income" under "Other Income / (expenses)".

In USD	Other Investment
Balance, December 31, 2014	6,183,800
Total gain for period included in Investment income	565,250
Balance, June 30, 2015	6,749,050

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

12.            Subsequent Events

On September 17, 2015, the Company announced that it issued 2,343,335 shares of common stock at a price of $4.50 per share, for gross proceeds of $10.55 million pursuant to a shareholders' rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 13, 2015	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer